Pillsbury Winthrop Shaw Pittman LLP

31 West 52nd Street | New York, NY 10019-6131 | tel 212.858.1000 | fax 212.858.1500

April 2, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attn:	Tamika Sheppard, Staff Attorney

Alan Campbell, Staff Attorney

Re:	Atlantic Coastal Acquisition Corp. II

Registration Statement on Form S-4

Filed January 19, 2024

File No. 333-276618

Ladies and Gentlemen:

On behalf of Atlantic Coastal Acquisition Corp. II (the “Company”), we respectfully submit this letter in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) as set forth in the Staff’s letter dated February 15, 2024, with respect to the Company’s Registration Statement on Form S-4 filed on January 19, 2024 (the “Registration Statement”).

For the convenience of the Staff, the Staff’s comments are included and are followed by the responses of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company.

Registration Statement on Form S-4, filed January 19, 2024

The Company has filed via EDGAR an amended registration statement on Form S-4/A (the “Amended Registration Statement”) with the SEC on April 2, 2024, which reflects the Company’s responses to the comments received from the Staff.

Cover Page

1.	Please disclose the ownership interests in the combined company of (i) the Sponsor and its affiliates and (ii) ACAB’s other current stockholders.

Response: The Company acknowledges the Staff’s comment and has provided the requested disclosure on the cover page of the Amended Registration Statement.

April 2, 2024

Questions and Answers About the Business Combination, page 5

2.

Please revise this section as well as the Summary section, where appropriate, to include a discussion of the combined company’s liquidity position following the Business Combination. In your revisions, please describe and quantify the payments required to be made by the combined company following the Business Combination, including transaction expenses, as well as any other debt obligations of the combined company, including unpaid license agreement obligations. Please also include amounts that may become payable pursuant to legal proceedings or other disputes. In your discussion, please include disclosure regarding the combined company’s liquidity position if the Available Closing Cash condition is waived. Please also reflect your disclosure elsewhere in the registration statement indicating that there is substantial doubt as to Abpro’s ability to continue as a going concern within one year after September 30, 2023 and describe how far Abpro expects to reach in development with the proceeds from the Business Combination at the various redemption levels detailed in your sensitivity analysis.

Response: The Company acknowledges the Staff’s comment and has provided the requested disclosure on pages 5-7 and 12 of the Amended Registration Statement.

3.

Please revise to include a Q&A describing the post-business combination ownership of the combined company. In your revisions, please include a sensitivity analysis disclosing ownership percentages at various redemption levels. Please also revise to disclose all other possible sources and extent of dilution that stockholders who elect not to redeem their shares may experience in connection with the Business Combination. Provide disclosure of the impact of each significant source of dilution including the amount of equity held by the Sponsor, earn-out shares, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

Response: The Company acknowledges the Staff’s comment and has provided the requested disclosure on pages 13-15 of the Amended Registration Statement.

4.	Please revise this section to include a Q&A disclosing the management and directors of the post-business combination company.

Response: The Company acknowledges the Staff’s comment and has provided the requested disclosure on page 8 of the Amended Registration Statement.

April 2, 2024

What Will Abpro Stockholders Receive in the Business Combination?, page 5

5.

Please revise here to include ACAB’s pre-money equity valuation of Abpro in the Business Combination and the amount of stock that will be issued in relation to the valuation. Please also revise to discuss the Earn-out Shares.

Response: The Company acknowledges the Staff’s comment and has provided the requested disclosure on page 7 of the Amended Registration Statement.

How is the Payment of the Deferred Underwriting Commissions...?, page 10

6.

Please revise your response to this question to clarify if Cantor provided a reason for reducing its underwriting fees and, if so, what that reason was. Please also clarify if Cantor is currently acting, or previously acted, as a financial advisor to ACAB in connection with the Business Combination.

Response: The Company acknowledges the Staff’s comment and has provided the requested disclosure on page 12 of the Amended Registration Statement.

Do Any of ACAB’s Directors or Officers Have Interests..., page 12

7.

Please quantify the aggregate dollar amount and briefly describe the nature of what the Sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material.

Response: The Company acknowledges the Staff’s comment and has provided the requested disclosure on pages 16-18 of the Amended Registration Statement.

Summary, page 16

8.	Please revise the Summary to include an organizational chart depicting the parties to the transaction both prior to and after the Business Combination.

Response: The Company acknowledges the Staff’s comment and has provided the requested organizational charts on pages 30-33 of the Amended Registration Statement.

9.	Please revise this section to disclose the current status of the PIPE Financing.

Response: The Company acknowledges the Staff’s comment and has provided the requested disclosure on page 30 of the Amended Registration Statement to provide that there are currently no commitments in the PIPE Investment and to explain the potential effects on the Business Combination if the parties are unable to obtain any or sufficient subscriptions in the PIPE Investment.

Interests of ACAB’s Directors and Executive Officers in the Business Combination, page 18

10.

We note your statement indicating that certain of ACAB’s officers and directors collectively own a material interest in the Sponsor. Please revise to disclose the officers and directors who own the material interest and the nature of this interest.

Response: The Company acknowledges the Staff’s comment and has provided the requested disclosure on page 24 of the Amended Registration Statement.

April 2, 2024

Other Agreements, page 23

11.

Please revise to disclose the number of shares that will be covered by (i) lock-up agreements and (ii) registration rights agreements, in each case, following the consummation of the Business Combination.

Response: The Company acknowledges the Staff’s comment and has provided the requested disclosure on pages 29 and 30 of the Amended Registration Statement.

Risk Factors

If we are unable to obtain or protect intellectual property rights..., page 50

12.	Please revise this risk factor to disclose which of your product candidates and technologies are covered by march-in rights.

Response: The Company acknowledges the Staff’s comment and has provided the requested disclosure on pages 60 and 61 of the Amended Registration Statement.

We have concluded that our disclosure controls and procedures were not effective..., page 72

13.

Please revise this risk factor to disclose the nature of the material weaknesses that existed in Abpro’s internal control over financial reporting as of December 31, 2022 and to identify the remedial actions taken, if any, to address the material weaknesses.

Response: The Company acknowledges the Staff’s comment and has provided the requested disclosure on pages 81 and 82 of the Amended Registration Statement.

If we are deemed to be an investment company under the Investment Company Act..., page 73

14.

We note your disclosure on page 74 that the assets in the Trust Account were previously invested in securities, including U.S. Government securities or shares of money market funds meeting certain conditions under Rule 2a-7 of the Investment Company Act. Please also disclose that if you are found to have been operating as an unregistered investment company, you may be required to change or wind down your operations. Also include disclosure with respect to the consequences to investors if you are required to wind down your operations as a result of this status, such as the loss of the investment opportunity in a target company, any price appreciation in the combined company and any warrants, which would expire worthless.

Response: The Company acknowledges the Staff’s comment and has provided the requested disclosure on pages 83 and 84 of the Amended Registration Statement.

April 2, 2024

We have identified ineffective disclosure controls and procedures that..., page 75

15.

We note the discussion that “disclosure controls and procedures were not effective as of September 30, 2023 due to the Company not filing timely tax returns and utilizing cash withdrawn from the trust account for tax obligations for operating purposes.” Please revise to clarify whether such situation constitutes a material weakness, whether remedial actions have begun and, if so, the nature and extent of such actions.

Response: The Company acknowledges the Staff’s comment and has provided the requested disclosure on page 85 of the Amended Registration Statement.

The Proposed Charter and the Post-Combination Company’s bylaws will provide..., page 98

16.	Please revise this risk factor to disclose the possibility that your exclusive forum provision may result in increased costs for investors to bring a claim.

Response: The Company acknowledges the Staff’s comment and has provided the requested disclosure on page 109 of the Amended Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Information Description of the Business Combination, page 102

17.

We note the discussion here and on page 103 where you discuss the components of the Business Combination Consideration. Please revise to provide your calculation of the total purchase price consideration hereunder or in the accompanying notes to the pro forma financial statements.

Response: The Company acknowledges the Staff’s comment and has provided the requested disclosure on page 116 of the Amended Registration Statement.

Other Related Events in Connection with the Business Combination, page 103

18.

We note the disclosure that the PIPE Investment is contemplated to take place in connection with the Business Combination. Please revise this discussion to describe how management has concluded the PIPE Investment is probable and appropriate for inclusion under Rule 11-02(a)(6)(i)(A) of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and has provided the requested disclosure on page 113 of the Amended Registration Statement.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2023, page 109

19.

It appears adjustment (7) refers to Cantor’s Reduced Deferred Fee as further described on pages 296-297. If so, please revise this disclosure to more fully explain the facts and circumstances surrounding the settlement or to provide a cross reference to the applicable section explaining such facts and circumstances.

Response: The Company acknowledges the Staff’s comment and has provided the requested disclosure on page 119 of the Amended Registration Statement.

April 2, 2024

Management of ACAB

Executive Compensation, page 153

20.	Please revise to provide executive compensation information for the fiscal year ended December 31, 2023.

Response: The Company acknowledges the Staff’s comment and has provided the requested disclosure on page 158 of the Amended Registration Statement.

Information About Abpro Overview, page 165

21.

You disclose that you received “an upfront payment and an equity investment, each in the single digit millions of dollars, in connection with” the collaboration agreement with Celltrion. Please disclose the exact amount of the upfront payment and equity investment received. Clarify here and in the footnotes on pages F-58 and F-84 whether the “upfront payment” is the same as the “first milestone” of $2.0 million achieved as disclosed in those footnotes. Finally, revise the footnotes to specifically address the nature and extent of the equity investment.

Response: The Company acknowledges the Staff’s comment and has provided the requested disclosure on page 169 of the Amended Registration Statement.

22.

Please remove your statements here and throughout that (i) ABP-102 is expected to have peak annual revenue of approximately $800 million, (ii) that ABP-201 is expected to have peak annual revenue of approximately $900 million and (iii) the risk-adjusted present value of future revenue from both assets combined is approximately $1.2 billion and the peak risk-adjusted revenue is expected to be approximately $570 million as these statements are premature given Abpro’s current stage of development.

Response: The Company acknowledges the Staff’s comment and has removed the requested language from the Amended Registration Statement.

23.

We note your disclosure indicating that Abpro granted Abpro Bio exclusive development and commercialization rights to ABP-201 “in certain countries primarily in Asia and the Middle East.” Please revise to disclose the countries where Abpro Bio has exclusive development and commercialization rights.

Response: The Company acknowledges the Staff’s comment and has provided the requested disclosure on pages 169-170, 173-174, 197 and 297 of the Amended Registration Statement.

24.

We note your statements here and on page 173 that as “validation” of Abpro’s platform, Abpro’s technology has been used to generate high quality antibodies for global pharmaceutical and research institutions. Please revise to clarify if you are referring to antibodies other than the four candidates that appear in Abpro’s pipeline table. To the extent that you are referencing additional antibodies, please identify these antibodies and clarify if any of them are currently being evaluated in clinical trials.

Response: The Company acknowledges the Staff’s comment and has provided the requested disclosure on pages 170 and 178 of the Amended Registration Statement.

April 2, 2024

ABP-102: Next generation T-cell engager targeting HER2 and CD3 for HER2+ solid tumors, page 166

25.

We note your statement that ABP-102 has the potential to provide longer lasting or even curative results. Please revise to provide the basis for this statement. To the extent that this statement is based on management’s belief, please so state.

Response: The Company acknowledges the Staff’s comment and has provided the requested disclosure on page 171 of the Amended Registration Statement.

26.

We note your statement that Abpro has designed ABP-102 as a “highly potent” therapeutic agent. Please revise to remove any statements that indicate ABP-102 or Abpro’s other product candidates are or will be potent or efficacious. In that regard, we also note your statements on page 168 indicating that ABP-201 could potentially provide “increased efficacy over current agents” and on page 176 that your product candidate has “enhanced potential potency.” You may discuss the results of Abpro’s preclinical studies without claiming potency or efficacy.

Response: The Company acknowledges the Staff’s comment and has removed the requested language from the Amended Registration Statement.

ABP-201: Ligand trap targeting VEGF and ANG-2 for vascular diseases of the eye, page 168

27.

Please revise this section to reflect your disclosure elsewhere in the registration statement that Abpro in-licensed certain IP rights relating to ABP-201 from MedImmune Limited and that Abpro is currently in breach of the license agreement.

Response: The Company acknowledges the Staff’s comment and has provided the requested disclosure on page 172 of the Amended Registration Statement.

Our Pipeline, page 169

28.	Please revise the pipeline table so that there are no more than two preclinical columns. Please also revise to include separate Phase 1, Phase 2 and Phase 3 columns.

Response: The Company acknowledges the Staff’s comment and has provided the requested revision to the pipeline table on page 173 of the Amended Registration Statement.

April 2, 2024

Our Strategy, page 169

29.

We note your statement that Abpro’s antibody platforms and approach overcome certain of the limitations associated with traditional methods of creating and validating antibodies. Please revise to clarify, if true, that you have yet to (i) produce antibodies the scale needed for clinical trials or commercialization and (ii) evaluate any of your product candidates in a patient.

Response: The Company acknowledges the Staff’s comment and has provided the requested disclosure on pages 173 and 174 of the Amended Registration Statement.

30.

We note your statements that Abpro plans initiate clinical trials of ABP-102 and ABP-201 in the second half of 2025. Please revise to clarify what steps, if any, Abpro needs to complete prior to initiating clinical trials for these product candidates. In your revisions, please clarify whether Abpro has held pre-IND meetings or otherwise communicated with the FDA or applicable foreign regulators regarding its current product candidates.

Response: The Company acknowledges the Staff’s comment and has provided the requested disclosure on page 174 of the Amended Registration Statement.

DiversImmune®: Our antibody discovery platform , page 172

31.

Please revise to provide support for your statement that Abpro is using its platform to create an “industry-leading” collection of building blocks. To the extent this claim is based on management’s belief, please so state.

Response: The Company acknowledges the Staff’s comment and has provided the requested disclosure on page 178 of the Amended Registration Statement.

Key advantages of our antibody technology platforms, page 174

32.

Please revise your disclosure in the second bullet of this section to clarify, if true, that any product candidate developed with Abpro’s platforms will still be subject to clinical trial requirements prior to approval and that Abpro cannot accelerate clinical trials.

Response: The Company acknowledges the Staff’s comment and has provided the requested disclosure on page 179 of the Amended Registration Statement.

Advantages of TetraBi antibodies over CAR T therapy, page 177

33.

Please revise throughout this section to clarify, if true, that Abpro has yet to observe any advantages of TetraBi antibodies in a clinical trial and that TetraBi antibodies have not yet received marketing approval.

Response: The Company acknowledges the Staff’s comment and has provided the requested disclosure on page 182 of the Amended Registration Statement.

April 2, 2024

Potential competitive advantages of ABP-102 versus approved anti-HER2 therapies, page 178

34.

Please revise your graphic on page 179 to remove any implication that ABP-102 will be found to be safe or effective and to remove claims that it will be safer or more effective than existing approved therapies. Please similarly revise your graphic on page 185.

Response: The Company acknowledges the Staff’s comment and has removed these graphics from the Amended Registration Statement.

Potential benefits of ABP-201 in ophthalmology, page 186

35.	Please revise this section to remove statements or implications that ABP-201 will demonstrate increased efficacy relative to approved therapies.

Response: The Company acknowledges the Staff’s comment and has removed the requested language from the Amended Registration Statement.

In-licensing agreements

AstraZeneca, page 191

36.

We note your disclosure that Abpro is obligated to pay tiered high-single to low “double- digit” percentage royalties pursuant to its agreement with AstraZeneca. Please revise so that the potential royalty range does not exceed 10 percentage points.

Response: The Company acknowledges the Staff’s comment and has provided the requested disclosure on page 196 of the Amended Registration Statement.

NJCTTQ, page 193

37.

We note your disclosure that Abpro entered into a collaboration agreement in January 2019 with NJCTTQ and that the agreement had an initial five year term. Please revise to disclose whether the agreement was renewed. Please also clarify whether any of the product candidates or technologies discussed elsewhere in the prospectus are subject to this agreement.

Response: The Company acknowledges the Staff’s comment and has provided the requested disclosure on page 198 of the Amended Registration Statement.

Employees, page 206

38.	You disclose that as of December 2023 you have 21 full-time employees and one part-time employee. The risk factor on page 45 states there are 22 full-time employees. Please revise as necessary.

Response: The Company acknowledges the Staff’s comment and has provided the requested disclosure on pages 54 and 210 of the Amended Registration Statement.

April 2, 2024

Abpro Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 208

39.

Please remove your statement that Abpro’s antibodies are potentially “best-in-class” as this statement appears to be premature given Abpro’s current stage of development. You may state that Abpro’s antibodies are differentiated from other antibody product candidates, if true.

Response: The Company acknowledges the Staff’s comment and has removed the requested language from the Amended Registration Statement.

Results of Operations, page 209

40.

You state on page 209 that research and development expenses decreased “primarily due to a decrease of $4.9 million in research and development costs associated with the research programs related to SARS-CoV-2 recognized during the nine months ended September 30, 2022”. On page 210, you indicate that the increase in research and development expenses of $1.1 million during 2022 was “primarily due to the increase in outsourced research and development services costs of $1.8 million associated with the research programs related to SARS-CoV-2.” Please revise to clarify to which “research programs related to SARS-CoV-2” you refer, as we note the following disclosures:

•	The pipeline does not appear to include a candidate/program related to SARS-CoV-2/COVID (page 169);

•	“Abpro seeks to develop COVID antibodies” (page 190);

•

The Mabwell License Agreement resulted in development activities that were “immaterial to the condensed consolidated financial statements” as of September 30, 2023 (page F-60) and as of December 31, 2022 (page F-87); and

•	You recorded $0 and $200 as research and development expenses as of September 30, 2023 (page F-61) and December 31, 2022 (page F-88), respectively, pursuant to the VAZYME License Agreement.

Response: The Company acknowledges the Staff’s comment and has provided the requested disclosure on pages 213-214 of the Amended Registration Statement.

41.

Please revise to provide more detail for your research and development expenses for each period presented, including but not limited to, by product candidates and/or by indication or program, as well as by the nature of the expenses.

Response: The Company acknowledges the Staff’s comment and has provided the requested disclosure on pages 213-214 of the Amended Registration Statement.

April 2, 2024

Liquidity, Capital Resources and Going Concern, page 211

42.

Please revise this section to disclose how far Abpro expects to reach in development with the proceeds from the Business Combination. In your revisions, please discuss the various possible redemption levels and how they may impact on the combined company’s future liquidity. Please also revise to disclose the amount of Abpro’s aggregate indebtedness, if any, as of the most recent practicable date.

Response: The Company acknowledges the Staff’s comment and has provided the requested disclosure on pages 214-215 of the Amended Registration Statement.

Background of the Business Combination, page 231

43.

Please revise this section to disclose the valuation ascribed to Abpro in the Business Combination. In your revisions, please also describe the negotiations related to Abpro’s valuation and whether ACAB’s management and/or board of directors used any qualitative or quantitative metrics to formulate or support Abpro’s valuation.

Response: The Company acknowledges the Staff’s comment and has provided the requested disclosure on page 237 of the Amended Registration Statement.

44.

We note your disclosure on page 237 indicating that Calabrese will be entitled to a fee for its role as a financial consultant to ACAB. Please revise the Background of the Business Combination section to disclose the role that Calabrese played in the negotiation of the Business Combination.

Response: The Company acknowledges the Staff’s comment and has removed the referenced disclosure from the Amended Registration Statement. Although Calabrese serves as a financial advisor to the Company with respect to accounting matters and Exchange Act reporting, Calabrese did not have any role in the negotiation of the business combination.

45.	Please revise this section to describe negotiations related to the PIPE Financing as well as the current status of the PIPE Financing.

Response: The Company acknowledges the Staff’s comment and has provided the requested disclosure on page 238 of the Amended Registration Statement.

Recommendation of the ACAB Board and Reasons for the Business Combination, page 234

46.

Please revise the “Attractiveness Compared to Industry Peers” paragraph to disclose the precedents that were used in the analysis. To the extent that ACAB’s board considered a comparable company analysis in making its decision, please present this analysis in the proxy statement/prospectus. Similarly revise the “Financial Condition” paragraph to disclose the mergers and acquisitions considered.

Response: The Company acknowledges the Staff’s comment and has removed the referenced disclosure from the Amended Registration Statement. ACAB’s board did not conduct a formal comparable company analysis on the basis that a comparison to market peers, in the view of ACAB’s board, would not have provided a relevant benchmark for the fair value of Abpro given the advanced stage of Abpro’s strategic partnership with Celltrion Inc.

April 2, 2024

Potential Purchases of Public Shares, page 239

47.

We note your statements that your Sponsor, directors, officers, advisors or any of their respective affiliates may purchase public shares in privately-negotiated transactions. We further note your disclosure that these purchases may be effected at purchase prices that are in excess of the per share pro rata portion of the Trust Account and that the purpose of any such purchases could be to vote shares in favor of the Business Combination or satisfy a closing condition in the Business Combination Agreement. Please provide your analysis on how such purchases comply with Rule 14e-5. To the extent that you are relying on Tender Offer Compliance and Disclosure Interpretation 166.01 (March 22, 2022), available on our public website, please provide an analysis regarding how it applies to your circumstances. Revise your disclosure here and throughout as appropriate for consistency.

Response: The Company acknowledges the Staff’s comment and has provided the requested disclosure on page 100 of the Amended Registration Statement.

Abpro Financial Statements

Note 7. Commitments and Contingencies, page F-62

48.

You indicate that $833,000 and $354,000 was accrued for within accounts payable as of September 30, 2023, related to the settlement with the CRO vendor and “potential litigation related to disputed invoices with vendors”, respectively. You also disclose there was no exposure to loss in excess of the amounts that have been accrued as of that date. Please revise to address whether any amounts related to the MSK settlement aggregating $1.2 million as discussed on page 207 have been accrued for or disclose why they have not been accrued.

Response: The Company acknowledges the Staff’s comment and has provided the requested disclosure on pages F-50 of the Amended Registration Statement.

49.

We note the risk factor disclosure on page 39 of the license agreement with MedImmune/AstraZeneca which provided for a research plan with target dates for an IND application (July 2021) and Phase II commencement (December 2022). However, we note these target dates were not met, which gives MedImmune/AstraZeneca a termination right. Please revise to quantify the potential impact of this right should MedImmune/AstraZeneca so terminate.

Response: The Company acknowledges the Staff’s comment and has provided the requested disclosure on pages F-50 of the Amended Registration Statement.

April 2, 2024

Please call me at (212) 858-1101 if you have any questions or require any additional information. We appreciate your assistance in this matter.

Sincerely,

/s/ Stephen C. Ashley

Stephen C. Ashley

cc:	Shahraab Ahmad, Atlantic Coastal Acquisition Corp. II